

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2008

Via Facsimile (973) 597-2407 and U.S. Mail

Allen B. Levithan, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068

RE: The Phoenix Companies
Revised Preliminary Proxy Statement
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 10 and 13, 2008 by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver, Clifford Press, Davenport Partners, L.P., JE Partners, L.P., Oliver Press Master Fund, L.P., John Clinton and Carl Santillo
File No. 001-16517

Dear Mr. Levithan:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Proxy Statement

Reasons for our Solicitation, page 5

1. We note your reference to the "unfunded special pension account for senior executives that has grown to over $141 million." Please clarify that a portion of these benefits are due to former employees of the company, as described on page 34 of the company's proxy statement.

2. We note your reference to the company's CEO "walk-away" compensation on pages 5 and 6 together with the related footnote. Please revise your disclosure on both pages to clarify whether any of the compensation has been earned and would be payable regardless of a change in control of the company. Also, clarify the meaning of "walk-away."

3.   We note your response to previous comment 2 as it referred to our third bullet point. Please revise the referenced disclosure further by clarifying the dates of the reports from the rating agencies to which you refer.

Additional Soliciting Materials

4.   We note your response to previous comment 9. Please confirm that in future materials you will clarify the meaning of your disclosure and describe whether the company's directors are independent under standards applicable to the company.

Closing Information

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions